Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FOURTH QUARTER AND
FISCAL YEAR 2014 FINANCIAL RESULTS

Norsat posted annual Revenue and Adjusted EBITDA(1) of $36.2 million and $4.7 million
Annual net earnings per share up 14% to $0.73

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – March 4, 2015 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today reported financial results for the fourth quarter and full year ended December 31, 2014. Norsat serves global customers primarily through three business units: Sinclair Technologies (Land Mobile Radio), Satellite Solutions and Microwave Products. All financial results are reported in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Financial Highlights

  Full-year revenue was $36.2 million, compared to $36.4 million in 2013.

  Adjusted EBITDA(1) (a non-IFRS metric, see Table B) for full-year 2014 was $4.7 million, compared to $5.1 million in 2013.

  Net earnings for full-year 2014 increased to $4.2 million, from $3.7 million in 2013.

  Fourth quarter revenue was $9.4 million, compared to $10.7 million during the same period in 2013.

  Adjusted EBITDA(1) (a non-IFRS metric, see Table A) for the fourth quarter of 2014 was $742,000 compared to $2.1 million in the fourth quarter of 2013.

  Net earnings for the fourth quarter of 2014 were $51,000 compared to $1.7 million in the fourth quarter of 2013. Impacting the fourth quarter of 2014 is an approximately $950,000 negative variance in foreign exchange and a reduction in income tax recovery by an approximately $580,000 compared to the fourth quarter of 2013.

Recent Highlights

  In February 2015, the company announced a $3.5 million order from a major Eurasian defense contractor with the majority of the shipments in late 2015 with follow on deliveries throughout 2016 and 2017.

  The company recently shipped a prototype of its next generation ATOM series product, the Ka-band BUC, with general availability anticipated in the third quarter of 2015.

  The company successfully commenced trading on the NYSE MKT under the ticker “NSAT” on February 10, 2015 which included the ringing of the closing bell. The Company’s common shares also continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII.”

(1)	EBITDA and Adjusted EBITDA is a Non-IFRS Measure that is defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Management Discussion

Dr. Amiee Chan, President and Chief Executive Officer of Norsat, commented, “Fiscal 2014 was an important year for Norsat where we continued our record of annual profitability, made measurable progress in advancing into a leadership position within the industry with our innovative communications technology solutions and we successfully uplisted our stock onto the New York Stock Exchange MKT. We enter 2015 as a more advanced company with a strong and continued strategic focus on developing next generation products and evolved our capabilities as a provider of customized solutions that can be delivered quickly; and we have provided our investors an additional trading platform that can attract new investors and enhance their liquidity. We also enter 2015 with an enhanced backlog driven by new product development and new customers that have submitted orders for delivery in 2015 through to 2017 setting the stage for improved top line results in the coming year.”

Arthur Chin, Chief Financial Officer of Norsat, commented. “Revenue for fiscal 2014 was essentially flat compared to 2013 due to the softness experienced in quotation and backlog throughout the first half of the year. We did, however, experience 29% revenue growth from our Microwave Components division primarily attributable to the delivery of a sizable order of our ATOM series of products. We continue to receive strong interest in the ATOM series and have invested in developing different versions, including our Ka-band prototype to meet customer requests. The Land Mobile Radio (Sinclair) division was flat for the year as we experienced some softness in the latter part of 2014, which looks to be continuing into 2015. The continued decrease in U.S. military spending impacted our Satellite Solutions division, however, investments in the division to develop new products have been well received by other global militaries, and we believe that will translate into revenue growth in fiscal 2015. Our financial position continues to strengthen as we ended the quarter with $5.5 million in cash and equivalents, up nearly $2.2 million from the end of last year, while subsequently paying down $2.1 million from our acquisition loan. We believe we are nicely positioned to expand our business going forward.”

Dr. Chan concluded, “We continue to aggressively review acquisitions to expand our product and distribution capabilities, but also remain prudent with shareholders’ capital and focus on opportunities that fit our criteria. We feel confident in our business strategy as we experience higher quotation activity, which has resulted in our pipeline of business being stronger today than it has been in recent years. We are excited for the opportunities to grow our business into 2015 and beyond.”

Financial Review

For the three months ended December 31, 2014

For the three months ended December 31, 2014, total sales were $9.4 million, compared to $10.7 million from the same quarter of 2013. Sales from the Sinclair Technologies segment were $5.8 million for the fourth quarter of 2014, compared to $6.3 million during the same period in 2014, reflecting continued softness in the infrastructure and public safety markets. Fourth quarter Satellite Solutions sales were $1.2 million, compared to $0.9 million in Q4 2014, reflecting the continuing decrease in military demand and budget constraints among other non-military customers. Other service revenues were $0.1 million, compared to $0.5 million in Q4 2013, reflecting the non-renewal of significant airtime contracts. Fourth quarter Microwave Products were $2.4 million, compared to $3.4 million in the fourth quarter of 2013. The $1.0 million decrease was mainly due to the completion of a large ATOM product contract in the fourth quarter of 2013, which was not expected to repeat in Q4 2014.

On a consolidated basis, gross profit was $3.3 million compared to $3.2 million for the three months ended December 31, 2013 and fourth quarter gross margin percentages were 35% compared to gross margins of 30% for the same period in 2013. The Sinclair Technologies segment achieved a fourth quarter gross profit margin of 37%, compared to 43% gross margin in the same quarter in 2013. The decrease in gross margin was due to increase in labor and overhead costs. The Satellite Solutions segment recorded a gross profit margin of 17%, compared to negative gross margin of 93% during the same quarter of 2013. The year-over-year change in gross margins was due to a $1.2 million inventory write-down in the fourth quarter of 2013 compared to $0.3 million in the same period of 2014. Fourth quarter gross profit margin for Microwave Products was consistent at 38% when compared to the same period last year.

For the three months ended December 31, 2014, total expenses increased to $3.3 million, from $2.1 million compared to the same quarter in 2013.

Fourth quarter selling and distribution expenses decreased to $1.5 million, from $1.6 million in 2013, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

Fourth quarter general administration expenses increased to $0.9 million, from $0.7 million incurred for the same period in 2013. The increase reflects investments in organizational infrastructure, increased bonuses due to the Company substantially tracking towards its 2014 targets and objectives, and offset by the impact of certain employee-related cost savings implemented in 2013.

Fourth quarter direct product development expenses of $0.7 million were on par with $0.7 million during the same period last year. This was offset by government contributions of $0.4 million in the fourth quarter of 2014 which is on par with the government contributions of approximately $0.4 million for the same period in 2013, resulting in net product development expenses of approximately $0.4 million in the fourth quarter of 2014 compared to $0.4 million in the same period in 2013.

Other expenses for the fourth quarter of 2014 were $0.5 million, compared to a $0.5 million income during the same period last year. The change reflects a $0.4 million loss on foreign exchange in the fourth quarter of 2014 compared to a $0.6 million gain in the same period in 2013 and a $47,000 impairment charge on certain property and equipment in the fourth quarter of 2014.

Fourth quarter loss before income taxes was $16,000, compared to a $1.0 million earnings before income taxes for the same period in 2013.

Net income tax recovery was $67,000 in the fourth quarter of 2014, compared to $0.6 million in the same period in 2013.

Fourth quarter net earnings were $51,000, or $0.01 per share, basic and diluted, compared to $1.7 million or $0.29 per share, basic and diluted for the fourth quarter in 2013.

Adjusted EBITDA for the three months ended December 31, 2014 was $0.7 million compared to $2.1 million for the same period in 2013.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(Table A)

(‘000s)	Three months ended December 31,
	2014	2013	Change	Change
	$	$	$	%
Net earnings for the period	51	1,698	(1,647)	(97)
Interest expense	21	41	(20)	(49)
Amortization and depreciation	375	372	3	1
Tax recovery	(67)	(647)	580	(90)
EBITDA	380	1,464	(1,084)	(74)
Foreign exchange loss (gain)	362	(588)	950	(100)
Acquisition costs	-	4	(4)	(100)
Write-down of inventory	-	1,264	(1,264)	(100)
Adjusted EBITDA	742	2,144	(1,402)	(65)

For the year ended December 31, 2014

For the year ended December 31, 2014, Norsat recorded total sales of $36.2 million down slightly compared to $36.4 million in 2013. Sinclair Technologies sales were $21.7 million, compared to $22.5 million in 2013. The year-over-year decrease in revenues reflects softness in the infrastructure and public safety markets. Satellite Solutions sales were $2.8 million in 2014, compared to $4.8 million in 2013. Sales from this segment were impacted by reduced military ordering of satellite equipment and services. In addition, service revenues declined to $0.7 million compared to $2.3 million as airtime contracts, warranties and post-service contracts expired. Microwave Products sales were $11.7 million for fiscal 2014, compared to $9.1 million in fiscal 2013. The $2.6 million increase was mainly driven by the product deliveries on the ATOM new line of products.

On a consolidated basis, gross profit was $14.4 million compared to $13.8 million for the year ended December 31, 2013 and gross profit margin percentage was 40% in 2014, compared to 38% in 2013. Sinclair Technologies gross profit margin percentage was 40% in 2014, compared to 43% achieved in 2013. The decrease in gross margin was due to increase in labor and overheads costs. Gross profit margins from the Satellite Solutions segment were 24%, compared to 9% in 2013, which reflects a decrease in inventory write-off of $0.5 million in 2014, compared to $1.2 million in 2013, partially offset by a combination of a greater proportion of lower-margin revenues and lower sales volume in the first three quarters of 2014. Gross profit margins from Microwave Products were 44%, compared to 42% in 2013, reflecting higher margin products in the sales mix.

For the year ended December 31, 2014, total expenses were $10.7 million, compared to $10.8 million in 2013.

Selling and distributing expenses decreased to $5.4 million, from $6.3 million, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

General and administrative expenses increased to $4.0 million for the year ended December 31, 2014, from $3.7 million in 2013. In 2014, corporate development costs related to external costs to pursue a potential acquisition increased to $0.2 million compared to approximately $0.1 million in 2013. In addition, investments were made in organizational infrastructure and bonuses increased due to the Company substantially achieving its 2014 targets and objectives. These increases were offset by the decrease in expenses, reflecting the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian dollars.

Direct product development expenses decreased to $2.6 million from $3.2 million for the same period last year. The decrease reflects the accelerated development of the newly acquired CVG product lines in 2013, costs not incurred in 2014, and the impact of the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings. Government contributions decreased to $1.3 million for the year ended December 31, 2014 from $2.1 million in the same period in 2013. In 2013 we secured a new repayable government contribution under the SADI program, which enables the Company to claim eligible costs incurred between July 27, 2013 and December 31, 2017. The timing of the award meant that over six quarters worth of government contributions were recorded in 2013, compared to just four quarters in 2014. As a result net product development expenses increased to $1.6 million for the year ended December 31, 2014 from $1.4 million in the same period last year.

Other income for the year ended December 31, 2014 decreased to $0.3 million from a $0.6 million income during the same period last year. The decrease reflects a $0.6 million gain on foreign exchange for the year ended December 31, 2014, compared to a $0.9 million gain in the same period in 2013, the change reflects a $47,000 impairment charge on certain property and equipment in 2014 and $0.1 million less in interest charges compared to 2013.

Earnings before income taxes for the year ending December 31, 2014 increased to $3.7 million, from $3.0 million in 2013, reflecting a $0.6 million higher gross profit, $0.4 million less net expenses, and $0.1 million less interest charges compared to the same period in 2013. This was offset by $0.3 million less gain on foreign exchange for the year ended December 31, 2014 compared to same period in 2013.

Income tax expense for the year ended December 31, 2014 was $0.5 million compared to income tax recovery of $0.7 million for the same period in 2013, reflecting a current income tax recovery of $0.2 million for the year ended December 31, 2014 compared to a current tax expense of $0.3 million in 2013. Deferred income tax recovery of $0.3 million for the year ended December 31, 2014, compared to a deferred income tax recovery of $1.0 million in 2013.

For the year ended December 31, 2014, net earnings increased to $4.2 million, or $0.73 per share, basic and diluted, from net earnings of $3.7 million, or $0.64 per share, basic and diluted, during the same period in 2013.

Adjusted EBITDA for the year ended December 31, 2014 was $4.7 million, compared to $5.1 million the same period in 2013.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(Table B)

(‘000s)	Year ended December 31,
	2014	2013	Change	Change
	$	$	$	%
Net earnings for the period	4,195	3,707	488	13
Interest expense	115	236	(121)	(51)
Amortization and depreciation	1,275	1,401	(126)	(9)
Tax recovery	(494)	(731)	237	(32)
EBITDA	5,091	4,613	478	10
Foreign exchange loss (gain)	(586)	(888)	302	(34)
Acquisition costs	180	131	49	37
Write-down of inventory	-	1,264	(1,264)	(100)
Adjusted EBITDA	4,685	5,120	(435)	(8)

Financial Position

The Company ended the year with cash and cash equivalents of $5.5 million, compared to $3.3 million as at December 31, 2013 and the outstanding loan balance was $2.4 million as at December 31, 2014. The Company also has access to net credit facilities totaling $3.3 million as at March 3, 2015.

Adjusted Working Capital(2) as at December 31, 2014 was $16.1 million, compared to $14.4 million at December 31, 2013. The Adjusted Current Ratio(2) as at December 31, 2014 was 3.2 times, compared to 3.5 times as at December 31, 2013.

(2)	Adjusted Working Capital and Adjusted Capital Ratio are Non-IFRS Measure that are defined in the 2014 Annual Management’s Discussion and Analysis posted on Norsat’s website and SEDAR.

Outlook

For fiscal 2015 the Company is expecting modest revenue growth compared to 2014 due to the increased quotation activity and backlog. The Company expects solid growth from its satellite solutions division from 2014 levels, due to a healthy backlog of military spending from our Datacom contract and our recently announced contract from a Eurasian defense contractor to deliver an array of satellite terminals. The Company’s Land Mobile Radio products (Sinclair) division’s prospects are expected to remain strong, driven by the PTC market, while government spending continues to be slow, especially in Canada. The Microwave segment, while supported by Norsat’s diversification activities, including the additions into the ATOM product portfolio may not initially be able to replicate the same volumes of the Harris deliveries in 2014.

Going forward, the Company will continue to work to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

Based on the outlook and information currently available to the company, due to the timing on delivery of orders, backlog and the impact of the large Harris contract in 2014, the Company expects revenues in the first quarter of 2015 to be lower compared to the first quarter of 2014.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, March 4, 2015 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss 2014 fourth quarter and full-year results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available later today at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in US Dollars)

	As at December 31
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	$5,513,733	$3,272,595
Trade and other receivables	7,570,110	6,821,155
Inventories	10,120,374	9,566,289
Prepaid expenses and other	426,093	572,038
Current assets	23,630,310	20,232,077
Non-current assets
Property and equipment, net	855,978	1,055,160
Intangible assets, net	6,360,336	7,377,107
Goodwill	4,736,470	5,104,370
Long-term prepaid expenses and other	9,340	9,340
Deferred income tax assets	4,900,000	4,900,000
Non-current assets	16,862,124	18,445,977
Total assets	$40,492,434	$38,678,054
LIABILITIES
Current liabilities
Trade and other payables	$2,831,911	$2,162,196
Accrued liabilities	2,601,163	1,956,998
Provisions	766,371	851,437
Taxes payable	120,038	270,263
Deferred revenue	1,169,816	586,925
Current liabilities before acquisition loan	7,489,299	5,827,819
Acquisition loan	2,371,266	4,413,296
Current liabilities	9,860,565	10,241,115
Non-current liabilities
Long-term deferred revenue	18,426	10,457
Deferred income tax liabilities	1,629,001	2,002,973
Non-current liabilities	1,647,427	2,013,430
Total liabilities	11,507,992	12,254,545
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(326,527)	(318,255)
Contributed surplus	4,371,778	4,278,843
Accumulated other comprehensive loss	(3,033,963)	(1,315,478)
Deficit	(11,877,494)	(16,072,249)
Total shareholders' equity	28,984,442	26,423,509
Total liabilities and shareholders' equity	$40,492,434	$38,678,054

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars)

	Year Ended December 31
	2014	2013	2012

Revenue	$36,179,180	$36,417,698	$42,428,760
Cost of sales	21,800,384	22,594,407	24,268,619
Gross profit	14,378,796	13,823,291	18,160,141

Expenses:
Selling and distributing expenses	5,413,026	6,276,842	7,212,626
General and administrative expenses	3,981,932	3,708,873	5,096,920
Product development expenses, gross	2,845,898	3,512,958	3,419,951
Less: Government contributions	(1,266,824)	(2,079,572)	(1,046,603)
Total expenses	10,974,032	11,419,101	14,682,894
Earnings before other expenses/(income)	3,404,764	2,404,190	3,477,247

(Gain)/ loss on disposal of property and equipment	-	(13,653)	53,345
Impairment of property and equipment	46,708	-	-
Interest and bank charges	242,844	329,866	620,203
(Gain)/ loss on foreign exchange	(586,020)	(887,777)	250,485
Earnings before income taxes	3,701,232	2,975,754	2,553,214

Current income tax(recovery)/ expense	(214,355)	269,812	782,034
Deferred income tax recovery	(279,168)	(1,000,962)	(3,283,132)
Net earnings from continuing operations	4,194,755	3,706,904	5,054,312

Net earnings from discontinued operations	-	-	80,690
Net earnings	$4,194,755	$3,706,904	$5,135,002

Other comprehensive (loss)/ income
Items that will be reclassified to net earnings subsequently	-	-	-
Exchange differences on translation of operations in currencies other than US Dollars	(1,718,485)	(1,567,304)	322,572
Total comprehensive income	$2,476,270	$2,139,600	$5,457,574
Net earnings per share
Basic earnings per share
Earnings from continuing operations	$0.73	$0.64	$0.87
Earnings from discontinued operations	-	-	0.01
Total	$0.73	$0.64	$0.88
Diluted earnings per share
Earnings from continuing operations	$0.73	$0.64	$0.87
Earnings from discontinued operations	-	-	0.01
Total	$0.73	$0.64	$0.88

Weighted average number of shares outstanding
Basic	5,757,518	5,780,268	5,814,605
Diluted	5,761,472	5,782,481	5,814,871

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	Year ended December 31
	2014	2013	2012
Cash and cash equivalents provided by/ (used in)
Operating activities:
Net earnings for the period	$4,194,755	$3,706,904	$5,135,002
Income taxes refund/ (paid)	57,549	(134,804)	(1,344,364)
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization	1,274,536	1,401,323	1,475,795
Impairment of property and equipment	46,708	-	-
Foreign exchange (gain) / loss	(586,020)	(887,777)	363,392
Loan acquisition cost amortization	27,146	27,146	26,844
(Gain) /loss on disposal of property and equipment	-	(13,653)	53,345
Gain on sale of subsidiary	-	-	(93,986)
Current income tax(recovery) / expense	(214,356)	269,812	782,034
Deferred income tax(recovery) / expense	(279,168)	(1,000,962)	(3,283,132)
Share-based payments	272,064	288,033	229,564
Vesting of RSUs	(69,495)	(7,805)	-
Accretion of promissory notes	-	31,871	95,904
Government contribution	(1,266,824)	(2,113,720)	(1,108,673)
Changes in non-cash working capital	463,711	(1,523,806)	(55,534)
Net cash flows provided by operating actitivies	3,920,606	42,562	2,276,191
Investing activities:
Acqusition of business	-	(530,170)	-
Purchase of intangible assets, property and equipment	(623,286)	(584,787)	(547,662)
Proceeds from government contributions for acquisition of property and equipment	49,043	124,883	260,214
Proceeds from sale of property and equipment	-	4,200	42,390
Proceeds from sale of asset held for sale	-	54,768	-
Redemption of short term investment	-	-	67,918
Proceeds from sale of subsidiary	-	13,583	76,369
Net cash flows used in investing activities	(574,243)	(917,523)	(100,771)

Financing activities:
Repayment of acquisition loan	(1,920,000)	(2,370,000)	(2,800,000)
Payment of promissory note	-	(725,000)	-
Purchase of treasury shares, including purchase costs	(117,906)	(229,881)	(131,474)
Proceeds from government contributions	997,783	2,356,450	1,554,669
Net cash flows used in financing activities	(1,040,123)	(968,431)	(1,376,805)

Effect of foreign currency translation on cash and cash equivalents	(65,102)	62,542	61,955
Increase/ (decrease) in cash and cash equivalents	2,241,138	(1,780,850)	860,570
Cash and cash equivalents, beginning of period	3,272,595	5,053,445	4,192,875
Cash and cash equivalents, end of period	$5,513,733	$3,272,595	$5,053,445

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

###

For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800

Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)

Email: norsat@lythampartners.com